Mail Stop 3651

February 2, 2006

Bruce S. Kaiserman, Esq.
Credit Suisse First Boston Mortgage Securities Corp.
11 Madison Avenue
New York, New York 10010

Re: Credit Suisse First Boston Mortgage Securities Corp.
Registration Statement on Form S-3
Filed January 6, 2006
File No. 333-130884

Dear Mr. Kaiserman,

We have limited our review of your filing for compliance with Regulation AB.
Please note that our limited review covers only those issues addressed in the comments
below. Please also note that our comments to either the base prospectus and/or the
supplements should be applied universally, if applicable.

Where indicated, we think you should revise your document in response to these
comments. If you disagree, we will consider your explanation as to why our comment is
inapplicable or a revision is unnecessary. Please be as detailed as necessary in your
explanation. In some of our comments, we may ask you to provide us with supplemental
information so that we can better understand your disclosure. After reviewing this
information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the
applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects and welcome any questions you
may have about our comments or on any other aspect of our review. Feel free to call us
at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

General

1. Please confirm that the depositor or any issuing entity previously established,
directly or indirectly, by the depositor or any affiliate of the depositor has been

current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

3. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Base Prospectus

Cover Page

4. Please revise to use the terminology from Regulation AB. For example, you should identify Home Equity Mortgage Trust as the "Issuing Entity" not the "Issuer."

The Trust Fund, page 31

5. Please revise to disclose how you intend to meet your registration, disclosure and prospectus delivery obligations under Securities Act Rule 190 for the whole or partial participations in mortgage loans, or related assets, referenced in the last bullet point. Refer to Section III.A.6 of SEC Release 33-8518.

Exchangeable Securities, page 80

6. Please advise us whether you intend to register the exchange.

7. Please explain to us how you can ensure that the aggregate principal and annual interest will equal that of the exchanged security in the case of an exchange of floating-rate securities for fixed-rate securities.

8. Please provide us with your analysis of how this structure complies with Rule 3a-7 of the Investment Company Act.

9. Provide bracketed disclosure in the prospectus supplement or advise us if you intend to file a separate form of prospectus supplement for the exchangeable securities.

Derivatives, page 85

10. We note that the trust fund may include a credit default swap. Either delete your reference to this derivative instrument or provide us with your legal analysis to explain how the credit default swap would meet the definition of asset-backed security under Item 1101(c)(1) of Regulation AB. Please refer to the discussion at Section III.A.2. of SEC Release No. 33-8518 and to Item 1115 of Regulation AB for a description of permissible derivative products.

11. Please provide us with more information on how the market value swaps operate. For example, are the market value swaps referenced to the value of one or more of the mortgage loans or other assets included in the trust fund or to a class of offered securities? In the proposed mandatory auction procedure, how would a market value swap ensure that the original investors would receive at least par at the time of tender? Please also briefly address how the market value swap meets the definition of asset-backed security. Refer to Section III.A.2. of the Regulation AB Adopting Release (Release Nos. 33-8518; 34-50905).

12. In addition, please provide more background information regarding the transfer of securities to investors in the mandatory auction procedure. How will the transfer take place and which parties will be involved in the transfer? Also, specifically address how the securities are primarily serviced by the cash flows of a discrete pool of receivables, as it appears the proceeds from the auction will be used to pay off the original securities.

Reports to Certificateholders, page 143

13. In addition, please revise to clarify that you will be using Item 1122 as the basis for your compliance and attestation reports and tell us that you have amended your underlying agreements to make this a contractual obligation. Refer to Exchange Act Rule 15d-18 and Item 1122 of Regulation AB.

14. Please revise to clarify that you will file a separate assessment report, attestation report and servicer compliance statement if multiple servicers are involved, including when specific servicing functions are outsourced to third parties. Refer to Instructions to Items 1122 and 1123 of Regulation AB.

Prospectus Supplement(s)

General

15. Please revise your summary to briefly state any events in the transaction agreements that can trigger liquidation or amortization of the asset pool or other performance triggers that would alter the transaction structure or the flow of funds. Refer to Item 1103(a)(3)(vii) of Regulation AB.

16. Please add a separate section to discuss the information relating to the Sponsor as required under Item 1104 of Regulation AB.

17. Please disclose the amount of expenses payable from offering proceeds and separately identify the type and amount of expenses paid to each party. Refer to Item 1107(j) of Regulation AB. We note from the use of proceeds section on page 44 of the base prospectus that "all or substantially all" of the net proceeds will be used for the various purposes described in that section, including to pay costs of structuring and issuing the securities.

Description of the Mortgage Pool, page S-14

18. We note your disclosure on page 14 that a specified percentage of the mortgage loans may be delinquent. Please confirm that delinquent assets are limited to less than 20% of the asset pool. Refer to Item 1101(d) of Regulation AB.

19. To the extent that the mortgage pool will include delinquent assets, please provide delinquency and loss information as indicated in Items 1100(b) and 1111(c) of Regulation AB.

[additional servicers], page S-37

20. We note that you may obtain additional servicers after the offering of the asset-backed securities. Please confirm that you will file a current report on Form 8-K and provide the required disclosure for any new servicer that is contemplated under Item 1108(a)(2)(i), (ii), or (iv) of Regulation AB or any new unaffiliated servicer that services 20% or more of the pool assets. Refer to Item 6.02 of Form 8-K.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Credit Suisse First Boston Mortgage Securities Corp.
February 2, 2006
Page 6

If you have any questions regarding these comments, you may contact Hanna Teshome at (202) 551-3315. If you need further assistance, you may contact me at (202) 551-3814.

Sincerely,

Sara W. Dunton
Senior Attorney

cc: Via Facsimile
        Stephen S. Kudenholdt
        Thacher Proffitt & Wood LLP
        (212) 912-7751